REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	--
Increases		--
Decreases		--
Balance at December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.